SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, November 11, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announces today its results for the third quarter of 2014. All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2013, unless otherwise stated.

Highlights

      Operating income (EBIT)registered R$ 152 millionin 3Q14, R$ 115 million up over 3Q13, with an operating margin (EBIT)of 6.2%, up by 4.5 percentage points. The last twelve months (LTM)EBIT totaled R$ 497 million, with an operating margin of 4.9%.

       Net revenue reached R$ 2.5 billion, 10% up over the 3Q13, of which R$ 2.2 billion refers to passenger revenues. Net revenue from cargo and others totaled R$ 272 million, increasing its share from 8% in 3Q13 to 11% of the total revenue. Net revenue LTM stood at R$ 10 billion, a new record, with international revenue accounting for 11% of total revenues, reaching R$ 1.1 billion.

       EBITDAR totaled R$ 463 million, 24% up on 3Q13. The EBITDAR LTM came to a record registering R$ 1.9 billion, reducing the financial leverage ratio (adjusted gross debt/EBITDAR) by 4.6 points, from 10.9x in 3Q13, to 6.3x in 3Q14.

      Total load factor increased by 8 percentage points to 77.5% in the quarter. This increase more than compensates the 2% decline in yield. As a result, RASK and PRASK increased by 13% and 9% over 3Q13, respectively.

       Total CASK grew 7% over 3Q13, while CASK ex-fuel increased by 10%. As RASK moved up 3 percentage points above the CASK ex-fuel, GOL maintained its margin expansion in the quarter reflecting its focus on controlling the manageable costs and increasing revenue.

       GOL continued its liability management initiatives in the quarter, which aims to optimize the amortization schedule and reduce the Company’s cost of debt. GOL concluded two senior notes tender offer, totaling US$ 411 million, besides the new issuance of US$ 325 million in bonds due to 2022, at a rate of 8.875%. Its subsidiary Smiles S.A. also concluded a R$ 600 million debenture issuance to finance part of its capital reduction.

IR Contacts

Edmar Lopes
Eduardo Masson
Gabriel Motta
Thiago Stanger
Jenifer Nicolini
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

Conference Calls
Wednesday
November 12, 2014

Portuguese

10:30 a.m. (Brazil)
07:30 a.m. (US ET)
Tel.: +55 (11) 2188 0155
Code: GOL
Replay: +55 (11) 2188 0400
Replay Code: GOL

English

12:00 p.m. (Brazil)
09:00 a.m. (US ET)
+1 (412) 317-6776
Code: GOL
Replay: +1(412)317 0088
Replay Code: 10055436

Live Webcast

www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A

                   Message from Management

In the 3Q14, we recorded operating income (EBIT) of R$ 152 million, an expansion of R$ 115 million when compared to the same period last year, while the EBIT margin moved up 4.5 percentage points registering 6.2%. This was the seventh consecutive quarterly improvement in this indicator, reflecting the continuity and consistent delivery on our results.

Net revenue in the last 12 months totaled R$ 10 billion, a new record, even in a scenario of soft economic growth. GOL’s demand for seats (RPK) grew by 8.3% year over year in the first nine months, representing 53% of the industry’s growth, which reflects the greater attractiveness of our products and services. Domestic supply, however, fell by 2.9%, demonstrating the rationalization strategy that the Company took in place since April 2012. From January to September, 2014, we were the market leader in terms of passengers boarded in the domestic market, reaching the record mark of 27.5 million.

In order to offer greater connectivity, we launched during this quarter two new regional destinations on the domestic market, Carajás and Altamira (Pará), as well as new international flights to Santiago (Chile) from Guarulhos (São Paulo), Miami from Campinas, and to Punta Cana from Guarulhos (São Paulo), Confins (Minas Gerais) and Brasília. In this way, we are the Brazilian airline with the greater supply to the Caribbean, with 78 weekly flights.

The strategy of increasing our international presence has been further reinforced by the expansion of our alliances. This has also strengthened revenue in other currencies, which accounted for 11% of our total revenue in the last 12 months. We implemented a two-way codeshare partnership with Aerolineas Argentinas, allowing us to sell its tickets on our website. We will shortly begin offering the same facility for AirFrance-KLM flights.

In order to ensure an even better flying experience, we extended our GOL+ Conforto seating to our entire domestic route network, with an even greater reclining angle and even more distance between seats. Currently, 94% of our fleet is configured as GOL+ and, by the end of the year, 100% of our fleet will have this configuration. In the third quarter, we also launched an exclusive service in Brazil, our express bag drop service at Congonhas airport. With this new service, the customers can complete one more check-in stage at the self-service totems, labeling and weighing their own baggage, as well as paying for any excess. This is one more simple and intelligent innovation providing our passengers with even greater control and visibility throughout the entire process, since the ticket purchase to the flight.

These new facilities have strengthened our capacity to ensure an even better flying experience for leisure passengers, and to be more attractive to the corporate client. Even in the midst of a challenging economic scenario in Brazil, resulting in reduced demand from corporate customers, GOL was the airline company leader in tickets issued for the corporate segment, according to Abracorp (Brazilian Travel Agents’ Association).

Continuing with our measures to strength our balance sheet, we concluded two senior notes tender offers totaling US$ 411 million. Also, we concluded a senior notes issuance this quarter, totaling US$ 325 million at 8.875% p.a. due on 2022. These actions aim to optimize the debt profile, avoiding major amortization pressure in the next three years and reduce the financial cost. We closed the quarter with R$ 2.7 billion in cash position, equivalent to 27% of revenue in the last 12 months, which is essential to pass through periods of high market volatility. The financial leverage ratio (adjusted gross debt/EBITDAR) stood at 6.3x, 4.6 points down on 3Q13.

2	GOL Linhas Aéreas Inteligentes S.A

I would like to thank our customers for their loyalty, our Team of Eagles for their commitment and investors for their confidence posted on the Company. We celebrated on September 8, 2014 in the New York Stock Exchange (NYSE) the 10-year listing of GOL, in which we reiterated our commitment to the transparency and communication with our shareholders, which reinforces our vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A

            Operating and Financial Indicators

Aviation Market	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Aviation Market - Industry
RPK Industry - Total	31,035	29,692	4.5%	90,069	85,649	5.2%
RPK Industry - Domestic	23,406	22,677	3.2%	68,448	64,943	5.4%
RPK Industry - International	7,628	7,016	8.7%	21,621	20,707	4.4%
ASK Industry - Total	38,219	38,326	-0.3%	112,392	113,480	-1.0%
ASK Industry - Domestic	29,316	29,529	-0.7%	86,201	86,324	-0.1%
ASK Industry - International	8,903	8,797	1.2%	26,191	27,155	-3.6%
Industry Load Factor - Total	81.2%	77.5%	3.7 p.p	80.1%	75.5%	4.7 p.p
Industry Load Factor - Domestic	79.8%	76.8%	3.0 p.p	79.4%	75.2%	4.2 p.p
Industry Load Factor - International	85.7%	79.8%	5.9 p.p	82.6%	76.3%	6.3 p.p
Aviation Market – GOL
RPK GOL – Total	9,459	8,659	9.2%	27,732	25,199	10.1%
RPK GOL - Domestic	8,289	7,761	6.8%	24,550	22,676	8.3%
RPK GOL - International	1,170	898	30.3%	3,183	2,524	26.1%
ASK GOL – Total	12,201	12,447	-2.0%	36,349	36,955	-1.6%
ASK GOL – Domestic	10,587	11,049	-4.2%	31,876	32,817	-2.9%
ASK GOL - International	1,614	1,397	15.5%	4,473	4,138	8.1%
GOL Load Factor - Total	77.5%	69.6%	7.9 p.p	76.3%	68.2%	8.1 p.p
GOL Load Factor - Domestic	78.3%	70.2%	8.1 p.p	77.0%	69.1%	7.9 p.p
GOL Load Factor - International	72.5%	64.2%	8.3 p.p	71.2%	61.0%	10.2 p.p
Operational Data	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Revenue Passengers - Pax on board ('000)	9,978	9,028	10.5%	29,039	26,298	10.4%
Aircraft Utilization (Block Hours/Day)	11.4	11.8	-3.5%	11.3	11.7	-3.4%
Departures	79,853	79,510	0.4%	234,252	236,137	-0.8%
Average Stage Length (km)	903	894	1.0%	905	897	0.9%
Fuel consumption (mm liters)	380	376	1.1%	1,130	1,121	0.8%
Full-time equivalent employees at period end	16,354	16,209	0.9%	16,354	16,209	0.9%
Average Operating Fleet	125	120	4.2%	125	121	3.6%
Financial Data	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Net YIELD (R$ cents)	23.15	23.58	-1.9%	23.82	22.50	5.8%
Net PRASK (R$ cents)	17.94	16.41	9.4%	18.17	15.34	18.4%
Net RASK (R$ cents)	20.18	17.92	12.6%	20.18	16.85	19.8%
CASK (R$ cents)	18.92	17.62	7.4%	19.26	16.57	16.2%
CASK ex-fuel (R$ cents)	11.29	10.28	9.8%	11.41	9.43	21.0%
Spread RASK – CASK (R$ cents)	1.25	0.30	320.7%	0.93	0.28	231.7%
Average Exchange Rate[1]	2.2745	2.2880	-0.6%	2.2857	2.1177	7.9%
End of period Exchange Rate[1]	2.4510	2.2300	9.9%	2.4510	2.2300	9.9%
WTI (avg. per barrel, US$)[2]	97.2	105.8	-8.1%	99.6	98.2	1.4%
Price per liter Fuel (R$)	2.45	2.43	0.8%	2.52	2.35	7.2%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.74	0.78	-4.8%	0.76	0.77	-1.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses /liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A

Aviation Market – Industry

The domestic airline industry maintained its dynamic of rationality in terms of seat supply (ASK), with a 0.1% year-over-year decline in the first nine months, while the demand increased by 5.4%. The load factor moved up by 4.2 percentage points reaching 79.4%. In the quarter, industry supply fell by 0.7% while demand was up by 3.2%. As a result, the load factor came to 79.8%, 3.0 percentage points higher than in 3Q13.

The number of passengers boarded in the domestic market increased by 6.8% in the first nine months of 2014 to 70.3 million. In the international market more than 4.7 million passengers were transported, 4.4% more than in the same period last year.

Domestic Market - GOL

        Domestic supply declined by 2.9% in the 9M14 and 4.2% in the quarter, in line with the Company’s projections for 2014 of a reduction between -3% and -1%.

        Domestic demand increased by 8.3% in 9M14, representing 53% of the growth in the industry demand. In 3Q14, domestic demand grew by 6.8%.

        The domestic load factor stood at 77.0% and 78.3% in 9M14 and 3Q14, respectively, fueling PRASK growth in the period.

        GOL registered a record of 26 million passengers transported in the domestic market in the first nine months, 2.6 million more than in 9M13, which account for 57% of the increase reported by the industry as a whole in the same period. These results arose from the Company’s efforts to constantly improve its products and services, making them even more attractive to the customers.

        For the first time, GOL was the airline company leader in the sale of air tickets to the corporate segment in the nine months accumulated, according to Abracorp (Brazilian Travel Agents’ Association).

International Market - GOL

        International supply increased by 8% in 9M14, in line with the annual growth guidance of up to 8% for 2014. The company announced news flights in the quarter to Santiago (Chile) from Guarulhos (São Paulo), Miami from Campinas, and to Punta Cana from Guarulhos (São Paulo), Confins (Minas Gerais) and Brasília.

        International demand grew by 26.1% in 9M14, generating an increase of 10.2 percentage points in the period load factor.

        GOL carried 1.4 million boarded passengers in the international market in the first nine months, 251 thousand more than in 9M13, versus an increase of 197 thousand for the industry as a whole. The Company maintained its focus on gradually increasing its presence in other countries, expanding the share of foreign-currency revenue.

PRASK and Yield

        Due to the 8 percentage point upturn in the load factor, PRASK moved up by 9% over 3Q13. Yield recorded a 2% decline in the quarter, accompanying Brazil’s challenging economic activity scenario, which reduced demand from business travelers.

5	GOL Linhas Aéreas Inteligentes S.A

  Income Statement in IFRS (R$ million)

Income Statement (R$ MM)	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Gross Revenue	2,607.1	2,361.5	10.4%	7,761.5	6,596.1	17.7%
Passenger	2,282.4	2,110.9	8.1%	6,886.8	5,863.9	17.4%
Cargo and Other	324.7	250.6	29.6%	874.7	732.2	19.5%
Net operating revenues	2,461.7	2,230.5	10.4%	7,336.4	6,228.0	17.8%
Passenger	2,189.3	2,042.1	7.2%	6,605.0	5,670.8	16.5%
Cargo and Other	272.3	188.4	44.6%	731.3	557.2	31.3%
Operating Costs and Expenses	(2,309.0)	(2,193.5)	5.3%	(7,000.0)	(6,124.9)	14.3%
Salaries, wages and benefits	(357.6)	(322.8)	10.8%	(1,032.0)	(944.9)	9.2%
Aircraft fuel	(931.6)	(913.9)	1.9%	(2,851.0)	(2,638.8)	8.0%
Aircraft rent	(201.2)	(182.2)	10.4%	(627.2)	(490.6)	27.8%
Sales and marketing	(145.4)	(127.7)	13.9%	(467.6)	(327.1)	43.0%
Landing fees	(154.4)	(148.1)	4.3%	(448.2)	(416.7)	7.6%
Aircraft and traffic servicing	(175.7)	(173.4)	1.3%	(543.6)	(450.6)	20.6%
Maintenance materials and repairs	(110.0)	(115.5)	-4.8%	(337.9)	(290.2)	16.4%
Depreciation and Amortization	(109.6)	(153.3)	-28.5%	(369.2)	(380.5)	-3.0%
Other	(123.5)	(56.6)	118.1%	(323.3)	(185.6)	74.2%
Equity Income	(0.8)	-	NM	(2.2)	-	NM
Operating Result (EBIT)	152.0	37.0	310.3%	334.3	103.1	224.1%
EBIT Margin	6.2%	1.7%	4.5 p.p	4.6%	1.7%	2.9 p.p
Other Financial Income (expense)	(434.9)	(186.8)	132.8%	(734.4)	(718.7)	2.2%
Interest on loans	(150.1)	(136.2)	10.2%	(426.1)	(387.0)	10.1%
Financial Leasing	(23.1)	(27.2)	-15,1%	(72.3)	(79.7)	-9.3%
Interest Expenses	(127.0)	(109.0)	16,5%	(353.7)	(307.3)	15.1%
Gains from financial investments	30.2	77.7	-61.2%	97.7	98.6	-0.9%
Exchange and monetary variations	(270.5)	(24.8)	988.7%	(160.3)	(293.5)	-45.4%
Derivatives net result	34.4	(52.8)	NM	(136.8)	(39.5)	246.2%
Other expenses (revenues), net	(78.9)	(50.6)	55.9%	(108.9)	(97.2)	12.1%
Income (Loss) before income taxes	(282.9)	(149.8)	88.9%	(400.1)	(615.6)	-35.0%
Income Tax	37.8	(47.3)	NM	(86.2)	(89.7)	-4.0%
Current income tax	(30.2)	(27.7)	8.9%	(104.3)	(56.1)	85.8%
Deferred income tax	68.0	(19.6)	NM	18.1	(33.6)	NM
Net income (loss)	(245.1)	(197.0)	24.4%	(486.3)	(705.3)	-31.1%
Net Margin	-10.0%	-8.8%	-1.1 p.p	-6.6%	-11.3%	4.7 p.p
Participation of Non-controlling Shareholders	27.3	26.9	1.3%	91.5	43.5	110.4%
Participation of Controlling Shareholders	(272.4)	(224.0)	21.6%	(577.8)	(748.8)	-22.8%
EBITDA	261.6	190.3	37.4%	703.4	483.6	45.5%
EBITDA Margin	10.6%	8.5%	2.1 p.p	9.6%	7.8%	1.8 p.p
EBITDAR	462.8	372.5	24.2%	1,330.6	974.2	36.6%
EBITDAR Margin	18.8%	16.7%	2.1 p.p	18.1%	15.6%	2.5 p.p

6	GOL Linhas Aéreas Inteligentes S.A

EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Net income (loss)	(245.1)	(197.0)	24.4%	(486.3)	(705.3)	-31.1%
(-) Income taxes	37.8	(47.3)	NM	(86.2)	(89.7)	-4.0%
(-) Net financial result	(434.9)	(186.8)	132.8%	(734.4)	(718.7)	2.2%
EBIT	152.0	37.0	310.3%	334.3	103.1	224.1%
(-) Depreciation and amortization	(109.6)	(153.3)	-28.5%	(369.2)	(380.5)	-3.0%
EBITDA	261.6	190.3	37.4%	703.4	483.6	45.5%
(-) Aircraft rent	(201.2)	(182.2)	10.4%	(627.2)	(490.6)	27.8%
EBITDAR	462.8	372.5	24.2%	1,330.6	974.2	36.6%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net Revenue

Net revenue totaled R$ 2.5 billion in 3Q14, 10% more than in 3Q13. In the last twelve months, the Company’s net revenue reached R$ 10 billion, a new record.

Net passenger revenue came to R$ 2.2 billion in 3Q14 and R$ 9 billion in the last twelve months, R$ 1.5 billion more than the 3Q13 LTM figure. The new load factor level allows GOL to achieve this volume in terms of revenue passenger in the period.

International passenger revenue totaled R$ 311 million in 3Q14, equivalent to 13% of total net revenue. This result was impacted due to GOL’s international expansion, which increased the number of passengers transported in this market by 21%, year to date. Revenue from connections with partner airlines increased by 54% over 3Q13, also pushing up international revenue. The last twelve months international revenue totaled R$ 1.1 billion, which represents 56% or R$ 406 million higher than the 3Q13 LTM.

Net cargo and other revenue totaled R$ 272 million, accounting for 11% of total net revenue, up from 8% in 3Q13 mainly driven by the cargo revenue development and the revenue from ticket rebooking, ticket refunds and cancellations.

Operating Expenses

Operating costs and expenses totaled R$ 2.3 billion in the quarter, 5% up on 3Q13. In comparison with 2Q14, costs fell by R$ 34 million. Excluding the fuel line, expenses came to R$ 1.4 billion, 8% up on 3Q13 and 4% down on the previous quarter. In 3Q14, the cost per ASK (CASK) stood at R$ 18.92 cents, 7% more than in 3Q13 and 6% less than in 2Q14.

7	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses (R$ MM)	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Aircraft fuel	(931.6)	(913.9)	1.9%	(2.851.0)	(2.638.8)	8.0%
Salaries, wages and benefits	(357.6)	(322.8)	10.8%	(1.032.0)	(944.9)	9.2%
Aircraft rent	(201.2)	(182.2)	10.4%	(627.2)	(490.6)	27.8%
Sales and marketing	(145.4)	(127.7)	13.9%	(467.6)	(327.1)	43.0%
Landing fees	(154.4)	(148.1)	4.3%	(448.2)	(416.7)	7.6%
Aircraft and traffic servicing	(175.7)	(173.4)	1.3%	(543.6)	(450.6)	20.6%
Maintenance, materials and repairs	(110.0)	(115.5)	-4.8%	(337.9)	(290.2)	16.4%
Depreciation and Amortization	(109.6)	(153.3)	-28.5%	(369.2)	(380.5)	-3.0%
Other operating expenses	(123.5)	(56.6)	118.1%	(323.3)	(185.6)	74.2%
Total operating expenses	(2,309.0)	(2,193.5)	5.3%	(7,000.0)	(6,124.9)	14.3%
Operating expenses ex- fuel	(1,377.4)	(1,279.6)	7.6%	(4,149.0)	(3,486.1)	19.0%

Operating Expenses per ASK (R$ cents)	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Aircraft fuel	(7.64)	(7.34)	4.0%	(7.84)	(7.14)	9.8%
Salaries, wages and benefits	(2.93)	(2.59)	13.0%	(2.84)	(2.56)	11.1%
Aircraft rent	(1.65)	(1.46)	12.6%	(1.73)	(1.33)	30.0%
Sales and Marketing	(1.19)	(1.03)	16.2%	(1.29)	(0.89)	45.4%
Landing Fees	(1.27)	(1.19)	6.4%	(1.23)	(1.13)	9.4%
Aircraft and Traffic Servicing	(1.44)	(1.39)	3.4%	(1.50)	(1.22)	22.6%
Maintenance, Materials and Repairs	(0.90)	(0.93)	-2.9%	(0.93)	(0.79)	18.4%
Depreciation and Amortization	(0.90)	(1.23)	-27.1%	(1.02)	(1.03)	-1.3%
Other Operating Expenses	(1.01)	(0.45)	122.5%	(0.89)	(0.50)	77.1%
CASK	(18.92)	(17.62)	7.4%	(19.26)	(16.57)	16.2%
CASK Excluding Fuel Expenses	(11.29)	(10.28)	9.8%	(11.41)	(9.43)	21.0%

8	GOL Linhas Aéreas Inteligentes S.A

Aircraft Fuel per ASK totaled R$ 7.64 cents in 3Q14, 4% up on 3Q13 due to the 1% period increase in the average per-liter fuel price (R$ 2.45 in 3Q14). The variation was higher than the nominal upturn in the same line (2% variation), due to the 1% growth in the average flight distance, which also pushed up period consumption by 1%, and a lower dilution per ASK as a result of the 4% domestic supply reduction. The recent decline in the per-barrel oil price will be partially reflected in the fourth quarter results, due to the 45-day delay in jet fuel price formation.

Salaries, wages and benefits per ASK came to R$ 2.93 cents, 13% more than in 3Q13, due to: (i) the approximate 6% pay rise following the collective pay rise agreement in December 2013; (ii) the constitution of provisions for profit sharing (PPR) totaling R$ 15 million (in 2013, these provisions were constituted in the final quarter); (iii) from the salary accretion as risk premium to the airport, maintenance and CRC (Customer Relationship Center) employees of R$ 5 million; and (iv) the 1% increase in the period workforce (from 16,209 in 3Q13 to 16,354 in 3Q14). The increase was higher than the nominal growth due to the reduction in ASK.

Aircraft leasing per ASK stood at R$ 1.65 cents, 13% or R$ 19 million up on 3Q13, mainly due to the higher number of aircraft under operational leasing, which climbed from 95 in 3Q13 to 97 in 3Q14 and the higher average leasing price compared to 3Q13.

Sales and marketing per ASK totaled R$ 1.19 cents, 16%, or R$ 18 million, higher than in 3Q13, due to higher expenses with marketing and advertising, and the losses from direct sales channels which stood at R$ 23 million. Compared to 2Q14, the level of losses in direct sales channels declined due to the Company’s focus on improving prevention systems.

Landing fees per ASK totaled R$ 1.27 cents, 6%, or R$ 6 million, higher than in 3Q13, due to new international routes.

        Aircraft and traffic servicing per ASK stood at R$ 1.44 cents, 3% more than in 3Q13, primarily due to contractual adjustments and risk premium for ground services employees, partially offset by lower expenses with consulting services.

        Maintenance materials and repairs per ASK totaled R$ 0.90 cents, 3% down on 3Q13, due to the lower number of engines undergoing maintenance (12 engines in 3Q13 versus 6 in 3Q14).

        Depreciation and amortization per ASK stood at R$ 0.90 cents, 27% down year-over-year, due to the lower number of engines capitalized in the period in line with the Company’s maintenance schedule.

        Other expenses per ASK stood at R$ 1.0 cent, 122% more than in 3Q13, mainly due to: (i) higher expenses with travel and accommodation (R$ 7 million) due to the additional costs in the period of the World Cup and new international frequencies; (ii) increase in expenses with on-board service (R$ 4 million);  and (iii) the non-occurrence of gains from sale leaseback transactions in the period (versus 6 aircraft, or R$ 49 million, in 3Q13). This result was partially offset by the higher number of aircraft subleased to the European companies (7 in 3Q14, versus 4 in 3Q13).

Operating Result

GOL recorded operating income (EBIT) of R$ 152 million in 3Q14, R$ 115 million up on 3Q13, and  6.2% margin, up by 4.5 percentage points when compared to the same period last year. The results represents the fifth consecutive quarter GOL has reported a positive operating margin.

9	GOL Linhas Aéreas Inteligentes S.A

Net Financial Result

GOL posted a net financial expense of R$ 435 million in 3Q14, versus an expense of R$ 187 million in 3Q13. The increase was primarily due to the net exchange variation, which corresponded to 62% of the total result. It is worth noting that this variation has no immediate cash effect.

      Interest expenses increased by R$ 14 million to R$ 150 million, chiefly due to interest of the R$ 600 million debenture issue by Smiles S.A. to finance part of its R$ 1 billion capital reduction. Another factor that impacted the result was the increase of the SELIC rate in 2 percentage points higher than 2013.

      The net exchange variation totaled a negative R$ 270,5 million in 3Q14, versus a negative R$ 25 million in 3Q13, due to the 10% appreciation of the Dollar against the Real, impacting the value of financial liabilities.

      Interest income totaled R$ 30 million in 3Q14, versus R$ 78 million in 3Q13, due to the lower average cash volume invested in Reais in 3Q14 compared to 3Q13. The Company has maintained resources in Dollar, invested in order to reduce possible impacts of exchange rate fluctuations on its assets and liabilities.

      Other financial expenses totaled R$ 79 million negative in 3Q14, 56% more than in the same period in 2013, due to the premium paid on the two 2017, 2020 and 2023 senior note tender offer transactions. The tender offer transactions totaled US$ 411 million.

Hedge Result

The Company uses hedge accounting to recognize some of its derivative instruments. In 3Q14, GOL recorded a book gain of R$ 31.1 million from hedge operations.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	0.8	-	18.4	19.2
Subtotal – Not Designated for Hedge Accounting	(22.3)	34.2	-	11.9
Total	(21.5)	34.2	18.4	31.1
OCI (net of taxes, on 09/30/2014)	0.9	-	(76.7)	(75.8)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Financial Result	(21.5)	34.2	21.7	34.4
Operating Result	-	-	(3.3)	(3.3)
Total	(21.5)	34.2	18.4	31.1

10	GOL Linhas Aéreas Inteligentes S.A

      Fuel: operations of fuel hedge accounted losses of R$ 21.5 million in 3Q14. During the quarter, the Company acquired position of protection through fuel financial derivative instruments and, at the end of September, 2014, 4% of its exposure in the next 3 months and 15% for the next 6 months were protected with derivatives. Additionally, the Company has hedged 32% of its exposure for the next 3 months through the fixed price transactions for future delivery. Both positions combined, of fixed price and derivatives, totaled a 36% protection of its exposure for the next 3 months and 31% for the next 6 months, as of September 2014.

      Interest: swap transactions to protect cash flow from aircraft leasing future deliveries, against an increase in interest rates generated total gains of R$ 18.4 million in 3Q14. The Company reduced its nominal hedged position from US$ 688,5 million in 2Q14 to US$ 588.2 million at the end of 3Q14.

      Foreign exchange: foreign exchange hedge transactions through derivative financial instruments designed to protect the Company’s cash flow generated gains of R$ 34.2 million in 3Q14. GOL reduced its FX hedge protection with derivatives to 30% of exposure in the next 3 months and 13% in the next 6 months. Additionally, the Company had dollarized assets that protected 34% of the currency exposure for the next 3 months and 15% over the next 6 months. The positions combined results in a foreign exchange protection in the period of 65% for the next 3 months and 27% for the next six months.

Income Taxes

Income tax totaled a positive R$ 38 million in 3Q14, R$ 85 million more than the R$ 47 million recorded in 3Q13, due to the loss posted by the GOL Group (with the exception of the subsidiary Smiles S.A.), and the impact on deferred taxes due to the effect of the depreciation of the Real against the Dollar on aircraft leasing.

Net Result

GOL posted a net loss of R$ 245 million in 3Q14, with a negative net margin of 10%, versus a net loss of R$ 197 million and a margin of -8.8% in 3Q13. The result was negatively impacted by the period exchange variation of R$ 270.5 million.

                  Balance sheet: Liquidity and Indebtedness

        GOL closed 3Q14 with total cash, including financial investments and restricted cash, of R$ 2.7 billion, equivalent to 27% of net revenue in the last 12 months. Short-term receivables totaled R$ 532 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

        The Venezuelan cash position totaled R$ 317 million on September 30, 2014, net of R$ 47 million cash repatriation. The depreciation of the Venezuelan Bolivar against the Dollar accumulated in the year is R$ 82 million. The total cash reported is lower when compared to 2Q14, reflecting the reduction of the Company's risk in regard to this market. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of the remaining funds. This amount is subject to future oscillations, given the uncertainties in the Venezuelan scenario.

11	GOL Linhas Aéreas Inteligentes S.A

Indebtedness (R$ MM)	3Q14	3Q13	% Var.	2Q14	% Var.
Loans and Financings	3,963.0	3,356.8	18.1%	3,451.6	14.8%
Aircraft Financing	2,106.5	2,148.1	-1.9%	1,955.3	7.7%
Total of Loans and Financings	6,069.5	5,504.9	10.3%	5,407.0	12.3%
Short-Term Debt	1,229.1	450.2	173.0%	531.7	131.2%
Debt in US$	196.6	159.0	23.6%	197.4	-0.4%
Debt in BRL	747.3	95.5	682.6%	96.8	671.9%
Long-Term Debt	4,840.4	5,054.7	-4.2%	4,875.3	-0.7%
Debt in US$	1,579.1	1,721.2	-8.3%	1,706.6	-7.5%
Debt in BRL	970.0	1,216.4	-20.3%	1,116.5	-13.1%
Gross Debt excluding Perpetual and Interest	5,576.8	5,041.8	10.6%	4,926.2	13.2%
Perpetual Notes	438.7	399.2	9.9%	394.2	11.3%
Accumulated Interest	54.0	63.9	-15.6%	86.5	-37.6%
Operating Leases (off-balance)	4,870.0	3,041.3	60.1%	4,051.3	20.2%
Total Loans and Financing	10,939.5	8,546.2	28.0%	9,458.3	15.7%
Liquidity (R$ MM)	3Q14	3Q13	% Var.	2Q14	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,716.5	2,930.7	-7.3%	2,820.3	-3.7%
Short-Term Receivables	532.3	368.9	44.3%	466.8	14.0%
Total Liquidity	3,248.8	3,299.7	-1.5%	3,287.1	-1.2%
Indebtedness and Liquidity (R$ MM)	3Q14	3Q13	% Var.	2Q14	% Var.
Cash and Equivalents as % of LTM Net Revenues	27.0%	35.1%	-8.1 p.p	28.7%	0.9 p.p
Gross Debt (R$ MM)	6,069.5	5,504.9	10.3%	5,407.0	12.3%
Net Debt (R$ MM)	3,353.0	2,574.2	30.3%	2,586.7	29.6%
LTM Aircraft Rent x 7 years	5,850.3	4,599.3	27.2%	5,717.3	2.3%
% of debt in foreign currency	71.7%	76.2%	-4.5 p.p	77.6%	-5.9 p.p
% of debt in Short-Term	20.3%	8.2%	12.1 p.p	9.8%	10.4 p.p
% of debt in Long-Term	79.7%	91.8%	-12.1 p.p	90.2%	-10.4 p.p
Gross Adjusted Debt[2] (R$ MM)	11,919.8	10,104.2	18.0%	11,124.3	7.2%
Net Adjusted Debt[2] (R$ MM)	9,203.3	7,173.4	28.3%	8,304.0	10.8%
Gross Adjusted Debt2 / EBITDAR LTM	6.3 x	10.9 x	-4.5 x	6.2 x	0.1 x
Net Adjusted Debt2 / EBITDAR LTM	4.9 x	7.7 x	-2.8 x	4.6 x	0.3 x
Net Financial Commitments1 / EBITDAR LTM	4.4 x	6.0 x	-1.7 x	3.7 x	0.7 x

                                                                                                                                                                                                                                                                                                                   1-Financial commitments (gross debt + operational leasing contracts, in accordance with Note 30 of the interim financial statements) less cash and cash equivalents and short-term financial investments;

2 –Gross debt + LTM operational leasing expenses x 7.

                   Loans and Financings

        The Company has been implementing a series of measures to manage its debt in order to comply with its objective of avoiding large amortizations over the next 3 years.

        At the close of 3Q14, the Company’s total loans and financings came to R$ 6,069.5 million (including financial leasing), 10% up on 3Q13 and 12% more than in the previous quarter. In 3Q14, the Company amortized R$ 1.1 billion in financial debt, including US$ 187 million from the first public offering for the acquisition of the 2017 and 2023 bonds, and US$ 224 million from the second public offering for the acquisition of the 2017, 2020 and 2023 bonds. Excluding these tender offer transactions, GOL amortized R$ 125 million in financial debt in 3Q14. Period funding totaled R$ 1.4 billion, including R$ 797 million from the issue of the 2022 bonds, R$ 600 million from the Smiles debentures and R$ 45 million from a Finimp loan.

12	GOL Linhas Aéreas Inteligentes S.A

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 0.8x in 3Q14.

The Company continued to record an improvement in its leverage ratio (adjusted gross debt/LTM EBITDAR) in the annual comparison, which stood at 6.3x in 3Q14, versus 10.9x in 3Q13. In comparison with the previous quarter, the ratio remained stable. The indicator was negatively affected by the 10% and 11% end-of-period depreciations of the Real against the Dollar over 3Q13 and 2Q14, respectively. If the exchange rate had remained flat over 2Q14, the leverage ratio would have been approximately 6.1x. Another factor that impacted the ratio was the R$ 600 million Smiles debenture issue maturing in the short term (R$ 152 million in 2014 and R$ 347 million in 2015).

The average maturity of the Company’s long-term debt in 3Q14, excluding aircraft financial leasing, Smiles debentures and non-maturing debt, was 4.7 years, versus 4.6 years in 2Q14, with an average rate of 11.4% for local-currency debt, versus 12.5% in 2Q14, and 7.9% for Dollar-denominated debt, versus 8.3% in 2Q14.

On September 18, 2014, the Company priced a US$ 325 million offer of Senior Notes maturing in 2022 at 8.875%, which can be redeemed after four years. Gol LuxCo, the guarantor of the 2022 Senior Notes, used most of the proceeds from the offering to pay the second repurchase of the Senior Notes maturing in 2023, 2020 and 2017. Both tender offers for the acquisition of the Company’s bonds resulted in the repurchase of US$ 411 million.

Smiles

In July 2014, Smiles S.A. concluded the capital reduction operation announced in April of R$ 1.0 billion, corresponding to R$ 8.17 per share, by raising R$ 600 million in debentures - on June 25, 2014, the Company approved the first issue of simple debentures, non-convertible into shares, in the principal amount of R$ 600 million.

The Debentures are remunerated at 115% of the DI rate, with amortization of the principal in 12 consecutive monthly installments as of August 4, 2014, and the possibility of early maturity and voluntary early redemption. The proceeds from the issue were used by the Company exclusively to pay the amount related to the capital reduction.

13	GOL Linhas Aéreas Inteligentes S.A

            Fleet Plan

Fleet Plan	2014	2015	2016	>2016	Total
Fleet (End of Period)	137	140	140
Aircraft Commitments (R$ million)*	-	1,222	1,278	33,895	36,395
Pre-Delivery Payments (R$ million)	48	268	142	4,474	4,932
Total (R$ million)	48	1,489	1,420	38,369	41,327

   *Considers aircraft list price

Fleet (End of Period)	3Q14	3Q13	Var.	2Q14	Var.
Boeing 737-NG Family	142	140	2	146	-4
737-800 NG**	107	104	3	110	-3
737-700 NG	35	36	-1	36	-1
737-300 Classic*	3	8	-5	3	-
767-300/200*	1	1	-	1	-
Total
Financial Leasing (737-NG and 767)	46	46	-	46	-
Operational Leasing	97	95	2	101	-4

             *Non-operational aircraft

              **Includes 5 aircraft being returned and 8 sub-leased aircraft

At the end of 3Q14, out of a total of 142 Boeing 737-NG aircraft, GOL was operating 133 aircraft on its routes. Of the remaining 9 aircraft, 5 were sub-leased to the European airlines and the remaining 4 were in the process of being returned to their lessors.

GOL has 97 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 3Q14, GOL returned 4 B737 NGs.

The average age of the fleet was 7.6 years at the end of 3Q14. In order to maintain this indicator at low levels, the Company has 130 firm aircraft acquisition orders with Boeing for fleet renew until 2026.

Capex

GOL invested R$ 176 million in 3Q14 and R$ 483 million in 9M14. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

14	GOL Linhas Aéreas Inteligentes S.A

Financial Guidance 2014

2014 Financial Projections	From	To	Actual 9M14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		20%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-2.9%
Annual Change in International Supply (ASK)	Up to +8%		8.1%
Annual Change in CASK ex-fuel	Equal to or less than 10%		21.0%
Average Exchange Rate (R$ /US$ )	2.50	2.40	2.29
Jet Fuel Price (QAV)*	2.85	2.70	2.52
Operating Margin (EBIT)	3%	6%	4.6%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

Highlights of the Subsidiary Smiles’ Results in 3Q14

19.9% year-over-year upturn in the number of accrued ex-GOL miles;

Miles redeemed increase by 13.7% over 3Q13;

Operating margin of 30.8%, 6.0 percentage points higher than in 3Q13;

Operating cash flow of R$ 180 million, 34.6% up on 2Q14;

Launch of Brazil’s innovative ‘365 Reasons’ campaign;

Net profit of R$ 60 million, 5.4% down on 3Q13, reflecting the financial result related to the capital structure following the capital reduction.

Smiles S.A. closed 3Q14 with an operating profit of R$ 69.1 million, 78.2% up on 3Q13, with an operating margin of 30.8%, up by 6.0 percentage points, thanks to the 19.9% increase in growth in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to significant increase in the return on capital indicators. For more information, please go to http://www.smiles.com.br/ir.

15	GOL Linhas Aéreas Inteligentes S.A

            9M14 Result by Operating Segment

For more information on the breakdown by business segment, see Note 29 to the standardized financial statements (DFPs).

Statement of Profit and Loss (R$ MM)	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	9M14 Total Consolidated
Net Revenue
Passenger revenues	6,490.9	-	6,490.9	114.2	6,605.0
Cargo and others revenues	672.2	-	672.2	(13.6)	658.7
Miles redeemed revenues	-	564.2	564.2	(491.6)	72.6
Cost of rendered services	(5,987.4)	(308.6)	(6,296.0)	308.6	(5,987.4)
Gross Income	1,175.7	255.7	1,431.3	(82.4)	1,348.9
Operating revenues (expenses)
Commercial expenses	(638.2)	(44.6)	(682.9)	64.1	(618.7)
Administrative expenses	(447.5)	(23.9)	(471.3)	3.6	(467.7)
Other operating revenues (expenses)	73.9	-	73.9	-	73.9
Equity Income	100.9	(2.2)	98.7	(100.9)	(2.2)
Financial result
Financial income	262.5	140.4	403.0	(113.4)	289.6
Financial expenses	(947.6)	(16.5)	(964.1)	113.4	(850.7)
Exchange variation, net	(172.1)	(1.2)	(173.3)	-	(173.3)
Loss (Income) before income tax and social contribution	(592.3)	307.7	(284.6)	(115.5)	(400.1)
Current and Deferred income tax and social contribution	14.5	(105.6)	(91.1)	5.0	(86.2)
Total loss (income), net	(577.8)	202.1	(375.7)	(110.6)	(486.3)

Assets and Liabilities (R$ MM)	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	9M14 Total Consolidated
ASSETS
Current	3,117.8	636.9	3,754.8	(456.7)	3,298.1
Non-current	7,197.7	944.7	8,142.3	(1,002.0)	7,140.3
Total Assets	10,315.5	1,581.6	11,897.1	(1,458.7)	10,438.4
LIABILITIES
Current	3,891.0	784.5	4,675.5	(396.0)	4,279.5
Non-current	6,235.5	403.3	6,638.8	(848.7)	5,790.1
Shareholder’s equity	189.0	393.8	582.8	(214.0)	368.8
Total Liabilities and Shareholder’s equity	10,315.5	1,581.6	11,897.1	(1,458.7)	10,438.4

16	GOL Linhas Aéreas Inteligentes S.A

                        Balance Sheet

Balance Sheet (R$ `000)	3Q14	4Q13
Assets	10,438,386	10,638,448
Current Assets	3,298,087	3,565,709
Cash and cash equivalents	1,942,277	1,635,647
Financial assets	437,070	1,155,617
Restricted cash	56,732	88,417
Trade and other receivables	532,277	324,821
Inventories	136,599	117,144
Recoverable income taxes	60,648	52,124
Prepaid expenses	81,445	80,655
Hedge Transactions	3,636	48,934
Other current assets	47,403	62,350
Non-Current Assets	7,140,299	7,072,739
Deposits	916,397	847,708
Restricted cash	280,458	166,039
Prepaid expenses	20,317	26,526
Recoverable income taxes	69,146	73,537
Deferred income taxes	547,670	488,157
Other non-current assets	24,594	4,423
Investments	8,012	-
Property and equipment, net	3,556,933	3,772,159
Intangible Assets	1,716,772	1,694,190
Liabilities and Shareholders` Equity	10,438,386	10,638,448
Liabilities	10,069,568	9,419,948
Current Liabilities	4,279,490	3,446,791
Short-term borrowings	1,229,113	440,834
Accounts payable	479,169	502,919
Salaries, wages and benefits	296,527	233,584
Fiscal obligation	74,205	94,430
Sales tax and landing fees	334,232	271,334
Advance ticket sales	1,272,118	1,219,802
Smiles deferred revenue	209,070	195,935
Advance from customers	21,818	167,759
Provisions	179,896	199,471
Obligation of derivatives transactions	40,647	30,315
Other obligations	142,695	90,408
Non-Current Liabilities	5,790,078	5,973,157
Long-term debt	4,840,398	5,148,551
Provisions	266,048	282,903
Smiles deferred revenue	515,985	456,290
Advance from customers	-	3,645
Current income taxes payables	63,385	61,038
Other non-current liabilities	104,262	20,730
Shareholder's Equity	368,818	1,218,500
Capital Stock	2,618,056	2,501,574
Issued share capital	(150,214)	(145,279)
Shares to be issued	88	-
Capital reserve	103,366	103,366
Stock based compensation	90,803	85,438
Treasury shares	(31,262)	(32,116)
Liability valuation adjustment	(96,037)	(18,162)
Effects of change in shareholding interest	686,952	611,130
Accumulated losses	(3,032,779)	(2,455,025)
Controllers shareholders' interest	188,973	650,926
Non-controllers shareholders' interest	179,845	567,574
Total Liabilities and Shareholders’ Equity	10,438,386	10,638,448

17	GOL Linhas Aéreas Inteligentes S.A

            Cash Flow

Consolidated Cash Flow (R$ '000)	3Q14	3Q13
Net Loss for the Period	(486,254)	(705,285)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	369,183	380,465
Allowance for Doubtful Accounts	12,544	22,133
Provision for Judicial Deposits	7,718	12,370
Reversion (Provision) for Inventory Obsolescence	25	(8,846)
Deferred Taxes	(18,103)	33,617
Equity in Subsidiaries	2,170	-
Share-based Payments	7,109	4,983
Exchange and Monetary Variations, net	362,982	382,801
Interests on Loan and Leasing	253,192	202,833
Unrealized Hedge Result	15,901	47,925
Result share plan provision	47,427	10,081
Mileage Program	(113,408)	(165,431)
Write-off Property, Plant and Equipment and Intangible Assets	39	7,793
Net income adjusted	460,525	225,439
Cash Flows from Operating Activities:
Accounts Receivable	(220,000)	(65,415)
Financial Aplications Used for Trading	718,547	(370,240)
Inventories	(19,480)	11,543
Deposits	(39,529)	(82,682)
Prepaid Expenses, Insurance and Recoverable Taxes	(8,043)	28,731
Others Assets	(5,224)	16,027
Suppliers	(47,842)	(45,520)
Advance Ticket Sales	52,316	386,269
Mileage Program	186,238	293,453
Advances from Customers	(149,586)	172,544
Salaries, Wages and Benefits	15,516	10,106
Sales Tax and Landing Fees	62,898	(4,119)
Tax Obligation	73,045	36,253
Obligations from Derivative Transactions	(32,047)	(32,834)
Provisions	(116,557)	(198,577)
Others Liabilities	136,161	61,969
Cash Flows from Operating Activities	1,066,938	442,947
Interest Paid	(293,603)	(242,764)
Income Tax Paid	(90,924)	(44,090)
Net Cash Provided by Operating Activities	682,411	156,093
Restricted Cash	(82,734)	(121,648)
Investiment acquisition	(18,750)	-
Investiment sale	65,703	-
Property, Plant and Equipment	92,898	-
Advances for Property, Plant and Equipment Acquisition	(166,243)	(108,766)
Intangible Assets	(24,954)	(15,740)
Net Cash Provides (Used in) Investing Activities	(134,080)	(246,154)
Loan Funding	1,796,711	429,103
Cost on Loan Funding	(61,293)	(31,378)
Loan Payment	(1,274,545)	(345,720)
Financial Leases Payment	(194,052)	(169,333)
Disposal of Treasury Shares	-	(15,850)
Capital Increase	-	3,235
Capital decrease through subsidiary	-	1,095,953
Cost on issued of shares	(456,144)	-
Shares to be issued	88	-
Dividends paid	119,141	1,885
Capital increase in subsidiary	(4,935)	-
Gains due to change on investment	(67,409)	-
Net Cash Generated by (Used In) Financing Activities	(142,438)	967,895
Exchange Variation on Cash and Cash Equivalents	(99,263)	(24,085)
Net Increase in Cash and Cash Equivalents	306,630	853,749

Cash and Cash Equivalents at Beginning of the Period	1,635,647	775,551
Cash and Cash Equivalents at End of the Period	1,942,277	1,629,300

18	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets

      BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange. It is a reference to the derivatives markets in Europe and Asia.

      Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

19	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 69 destinations under the GOL and VARIG brands, 15 of which international flights in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

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Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ir

+55(11)2128-4700

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20	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.